Filed by Tritium DCFC Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

The following is a transcript of an interview that was given by Jane Hunter during Cowen’s Global Transport and Sustainable Mobility Conference on September 8, 2021:

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Gabe Daoud Jr., Cowen:

Hi, everyone. Thanks for joining us for day one of Cowen’s 14th annual Global Transport and Sustainable Mobility Conference. We have a great lineup ahead of us, so hope you all enjoy. My name is Gabe Daoud Jr., Cowen [Dada 00:00:11], Cowen’s charging battery and energy analyst. To kick off my slate of companies, we’re delighted to host Tritium CEO, Jane Hunter, for a fireside chat. And David Finn [inaudible 00:00:21] as well. Tritium is an Australian based EV charging hardware provider focused on supplying fast chargers to operators and site hosts internationally. In May the company announced plans to merge or to come public via SPAC resulting in $300 million of cash on the balance sheet to expand production capabilities. Jane Hunter, CEO, Tritium, David, thanks so much for joining us.

Jane Hunter, CEO, Tritium:

Thanks very much for having us, Gabe Daoud Jr., Cowen. We really appreciate it. And David just so you’re aware is our chief vision officer and founder.

Gabe Daoud Jr., Cowen:

Perfect. So Jane Hunter, CEO, Tritium, maybe start things off, if you give us a couple minutes of intro on the company for those in the audience who perhaps aren’t aware or familiar with Tritium.

Jane Hunter, CEO, Tritium:

Absolutely. Yeah, I’d love to. So for those who don’t know, I’m the CEO here at Tritium. Joined the company two years ago where I came across from Boeing, where I was the COO of the international Phantom Works division, which is Boeing’s rapid prototype and test division. And yeah, this industry that we’re in is not that far different in that it’s a disruptive technology. It’s an advanced technology and it’s still a very complex piece of power electronics. It’s not commoditized yet. So Tritium’s a private Australian-based company. We’ve got a global footprint. So we actually have facilities in Amsterdam, Los Angeles, and Brisbane, and have for a number of years now. And we design, sell, build and service fast DC charges for electric vehicles. So at the moment, that means 50 kilowatts and up to 350 kilowatt charges for electric vehicles. We do have a 25 kilowatt on the roadmap to come out in 2023. As Gabe Daoud Jr., Cowen mentioned, we did recently enter a merger with a white check company Decarbonization

Acquisition Corp. II, and we plan to list on the NASDAQ under the DCFC ticker later this year. We were a very early entrant into the DC charging business, so sold our first product in 2014. The founders of which David’s one, were originally building and selling power electronics modules into solar racing. And that grow into this micro business that became this commercial DC charging product. And you can see the synergies there, the power electronics with the origins in solar racing, where you need small form factor, efficient cooling, very robust in harsh conditions. And that unique technology became this building block, which has been a great proving ground for our field of product. And it has led to a unique technology offering in that we’re the only fully liquid cooled IP65 rated charger on the market globally. And IP65 is ingress protection 65. So that means we don’t suck it in dirt, dust, environmental contaminants into the charger. And that proving ground and solar racing is really a reason for that differentiation. Everybody else is air cooled. Some of them have liquid cooling modules, but nobody has a fully liquid cooled charger. And that does make us quite unique. So why do you want to have liquid cooling? What’s the benefits of it? Well, it leads to high up time because you’re not sucking in the dirt and dust and you’re not getting the outages that you can get pulling things into the charger. You don’t have to go out to the charger once or twice a year to change the air filters. It does allow a very narrow slim footprint. So our challenges are some of the smallest on the market, which is very important in certain metro areas or just where space is at a premium, like in the ports. And it also gives us a bit of a monopoly in certain markets. If you think about markets like the ports and mines, where you might be sucking in salt on a port environment or the mines where you sucking in coal dust, it can be very important to have that IP65 rating. And that’s a real point of difference for us in those markets. We do currently hold number two market share for DC bus charges in north America and Europe. And we have number one in Australia, New Zealand. And we’ve got about 15% of the fast charger market then in the States, 20% in Europe and about 75% in Australia and New Zealand. And currently our revenue breakup is about 60% of our revenue coming from Europe, about 30% from the Americas and about 10% from Asia Pacific. So we are a very global business. Very blue-chip customer base. Four of the five largest charge point operators globally are Tritium customers. Ionitiy who has the largest public network in Europe is one of our customers when they got 60% of their fleet. ABB’s the other 40%. We sell to Shell, BP, Siemens. So a lot of big global blue chip customers. And we’re selling into all segments of this market. So, we sell to charge point operators, fuel car manufacturers, lead operators, and retail. We have quite a different business model than some people imagine than say ChargePoint. We don’t own or manage charges. We’re not a ChargePoint operator. So, we’re not subject to those risks like fluctuations in electricity pricing, demand charges, or even just low utilization of the charges. And really our main point of differences as I touched on before is our world-leading technology. This market reliability is very important because uptime is money and they’re not yet at 99.9% reliability. So market average for reliability is closer to low nineties, sometimes up to the mid-nineties. In fact, Greenlots last year was a Shell subsidiary had a campaign called Drive for 95. So they were looking for their suppliers to reach 95% uptime. So that’s very important. And the liquid cooling enables both the lower total cost of ownership over the 10 year lifespan. So 37% cheaper over a 10 year lifespan. And it also enables this high reliability, which we hear from all of our customers is one of their top three decision-making criteria when choosing a charger. So those are really, just to touch on some of our critical points. And I’ll go back to you, Gabe Daoud Jr., Cowen for questions.

Gabe Daoud Jr., Cowen:

Thanks, Jane Hunter, CEO, Tritium. That’s perfect. Thank you. So maybe from there, since Tritium’s obviously focused on DC fast charging, could you maybe help investors size of the market potential and where you see DC fast charging evolving over the course of the decade? Whether it’s from an energy delivered via DCFS charges or just an actual port number relative to the total globally, where do you think a DC fast market share will shake out ultimately?

Jane Hunter, CEO, Tritium:

Yeah, well, we definitely agree with what we’re seeing from Bloomberg. When we’re looking at what they are predicting out at 2030 and 2040 in terms of say kilowatts hour per hour delivered. You’ll see that they’re predicting a large amount of that, of course, to be home. About 35% I think by 2030 or 2040, they’ve actually got that to be home. But then if we look at what’s likely to be our market about 22% of that is public. And then about 31% is buses and trucks. And so we see we have quite a large role to play in, well, obviously a huge market for us is public, but of course, buses and trucks are also important market for us. We’re already selling into those [inaudible 00:07:00]. So we sell to buses already. We also sell the trucks. So we’re selling to SSA Marine who run the Port of Oakland and the Port of Long Beach. And they run small trucks that pull the shipping containers there. And on our right map, we have a one megawatt charger, which we expect to do very well in heavy vehicles like buses and trucks. So, if we looked at that and looked out a decade, we definitely agree with the figure that they’re showing of say 20 to 30% of the kilowatts per hour that are being sold into EV charging would be DCFC by 2030. And there’s a couple of macro trends that we see leading that. And why we see that sort of increase is that we’re going to see a shift to 800 volt electrical systems from the current 400. And that general shift in the EV industry will allow cars to just charge faster than the original cars did, than the sort of old slower [inaudible 00:07:54] leads. And means most new vehicles will be able to charge at the 150 kilowatt and above, which makes that convenience factor improve very considerably for people charging in public. We also think that the later uptakes, so drivers who didn’t uptake EVs early are more likely to just expect convenience, expect the exact same charging experience that they have when they fuel up with gas at their petrol station. And for those early uptakers, they were willing to take a bit longer over charging, but convenience is going to be really quite important as later drivers pick up the EVs. And then we also see a trend in multiunit dwellings. So we definitely see there that you’re going to have a mix of both fast and slow chargers. And some people are going to turn the car over quickly so you’re going to have both. And that’s probably going to be built into building codes as we’re starting to see in states like California. And of course, trucks and buses. I know there’s a lot of debate about what’s going to happen with hydrogen and [inaudible 00:08:54] support of hydrogen is another green and renewable energy source, but of course, electrification is also going to have a big role to play in trucks and buses as well.

Gabe Daoud Jr., Cowen:

Thanks, Jane Hunter, CEO, Tritium. Very helpful. So with Tritium being an actual manufacturer of the hardware or an OEM, could you maybe just discuss the manufacturing process? You touched on this a little bit in your prepared remarks, but just again, maybe how you view or how you feel Tritium is differentiated versus some peers. And then also within that, there’s been a lot of talk, and there’s been new semiconductor technology being deployed for higher power to chargers. So are you guys using silicon carbide in your converters? So just generally sum up for us the manufacturing process and again, how you differentiate.

Jane Hunter, CEO, Tritium:

Yeah, absolutely, Gabe Daoud Jr., Cowen. So in terms of the manufacturing process, it’s not what you’d call true manufacturing, it’s essentially final assembly. So we take the enclosure and then we screw and torque into it all of the components and that’s become even more modulized most recently. So our new products that we released in November last year are all modular. So there’s five key modules that get slipped into that enclosure, and then even less skews than used to be put in onto the body of the chargers. And that happens on an assembly line that’s maybe six to seven stages, sometimes as many as eight stages. And at the end of that, there’s a line test. That’s the most complex part of the whole assembly. The guys on the line can be trained up in two to three weeks. At end of line test, we have test equipment there that simulates a vehicle to make sure that the chargers are going to work out in the field. So all up, it’s a relatively CapEx cheap experience in that most of the tooling equipment is very light. It’s very mobile. The only expensive piece of equipment is the end of line test equipment, which is about $250K for a 50 or 75 kilowatt and about half a million for the higher power chargers. So really it is actually a very CapEx light business if you think we’re forecasting around $6 million a year CapEx out for the next six years or so. So in terms of manufacturing at the moment, we’re running six production lines in Brisbane. We can make the power units in Amsterdam and do, and we have capability to make the RT50 kilowatts in the States in our facility in Los Angeles. But as part of this process, we’re intending to open new factories in Europe and in the US just to build closer to our customers. It’s a very large product. It’s a big, heavy product, It’s taller and heavier than a fridge. And so it’s important to build close to market so that you can get to market rapidly, but also so you’re not stuck on a ship for 42 days from Australia to Europe, 35 days from Australia to north America. And David Finn, Tritium, do you want to touch on the silicon carbide aspect of Gabe Daoud Jr., Cowen’s question?

David Finn, Tritium:

Yeah. We’ve been using silicon carbide in our products for a while, especially the dye technology for many years. And the latest generation product it’s silicon carbide, MOSFETs as well. And we are actually putting more and more emphasis on I guess leveraging what’s going on with silicon carbide and lowering the cost of other components in our power modules to increase the cost of the semiconductors. Now with full knowledge, that there’s a very strong downward trend on that semiconductor technology. So we’re designing ahead and that’s going to give us a cost advantage in the coming years.

Gabe Daoud Jr., Cowen:

Got it. Great. Very helpful. Obviously supply chain issues this year have been pretty well-documented. Could you maybe just talk a little bit about that, Jane Hunter, CEO, Tritium, and maybe how it’s impacting the business or your ability to fulfill orders?

Jane Hunter, CEO, Tritium:

Yeah. Supply chain, it’s been a difficult year for all manufacturers and particularly actually in the electronics industry. We’ve had the usual issues, I guess, that everybody’s had. Semiconductors and PCBs have been difficult. I think one of the good things for us has been that because we’ve had a series of long-term relatively close relationships with our suppliers, we did get quite a lot of advance notice. So for example, our key semiconductor supplier reached out to us and said, this is what’s about to happen. If you want to maintain your supply, you need to put in a large order. And we suggest you put it in now, and lead times are some moving to six months. So we actually did put in an order a number of months ago that takes our stock out to March next year. So if we looked at the impact on the business, the biggest impact it’s actually had is on cashflow because you have to have quite a lot of your cash now in raw materials. And so if we think about that we’re now holding, what is that, six months worth of stock of semiconductors. Whereas prior to COVID, we had buffered that right down. We had a high number of inventory turns. Now you have a low number of inventory turns and our longer order the cash cycle. So that’s probably been one of the larger impacts on the business. And it’s one of the reasons of course, we’re looking forward to the NASDAQ listing and getting a cash injection, which just helps with that kind of inventory management. And everyone’s needing to hold large amounts of buffer stock now. Cables, that’s probably been another key area of concern for everyone in the EV charging industry. They’ve been a bit like the toilet paper of EV charging. Everyone rushed out and stockpiled cables. So we’re in the same boat. We’ve had to buy a lot of cables and are continuing to have to buffer the stock of cables to make sure we’ve got enough of them. And then of course, freight challenges. So we used to air freight quite a lot of our chargers out. We wouldn’t really dream of doing that now, unless it was an emergency because it’s so expensive. And of course the air freight in has increased the COGS, so that will have an impact for us on margins. Revenues likely to only be very marginally impacted. It won’t be material. And sales are just very buoyant. They’re really trending above plan.

Gabe Daoud Jr., Cowen:

Great. It we’re just sticking to the manufacturing side, could you discuss a little bit what your current capacity is across your production facilities? And the weather in terms of amount of ports per year that you can deliver? And how do you think this changes after expanding your footprint in Australia? You mentioned the west coast and also Europe.

Jane Hunter, CEO, Tritium:

Yeah. So we can make about 140 a month of the 50 and 75 kilowatts. So, it very much depends on what we’re doing with the production mix, Gabe Daoud Jr., Cowen at any given time. So it’s quite a different mix if you’re doing the high power chargers. So the 50 and 75 kilowatts, we can make about a 140 a month per line. And the high power charges, the 175 or 350 kilowatts, we make about 60 per month per line. And then we can change the production lines around and we do. So at the moment, we’re running six production lines in Brisbane and they’re running at two shifts a day. So we can actually up that to three shifts a day and run 24/7 if we need to, to increase capacity. And as we bring online the US factory, we’re intending to bring online four additional production lines over there by the middle of next year with the capacity to expand that up to six or eight. And then we plan to bring on eight production lines in Europe with the capacity to expand that up to 10 to 12. So I guess in terms of meeting capacity now, we can, because we haven’t yet gone to the three shifts a day. So we do have a little bit more give in the production lines that we’ve got. But if we were to secure some of the size of orders that we’ve got in the pipeline, we definitely need our US factory to come online within the timeframes that we’ve got specified. And there’s no reason to think it won’t at the moment, it’s tracking to plan. That project’s well on foot.

Gabe Daoud Jr., Cowen:

Great. And could you maybe just talk a little bit about margin profile of how that maybe is different across power levels, if at all. And then just generally, how you see Tritium as a business, the gross margin potential progressing, moving throughout the decade?

Jane Hunter, CEO, Tritium:

Yeah. So in terms of margins, and I think we’ve published some of those forecasts in our investor presentation. So they would show us about 27% present next year, and then increasing materially up into the forties in 2023. And the reason for that big jump is that is twofold. One is just as capacity reaches where we expect it to reach in terms of sales, that will absorb quite a lot of our overheads that we currently wear in production. And then the other one is that in 2023, we have the full product suite come online. So there’s a number of new products in the pipeline that will then be being sold by that date. Both the PKM, which is a very new modular architecture that David and the team are busy developing. And that team, there’s really a lot of latent demand that we’re hearing from some of our large, particularly large fuel customers and public health customers for that product. And then we also have a 25 kilowatt home unit which will be able to be sold into residential also. And of course into fleet where we expect it to be huge. And we think we’ll get quite a lot of additional sales out of those products, which we don’t currently have on the roadmap. And David, we would have the one megawatt also coming online in 2023, don’t we?

David Finn, Tritium:

Yeah. Second half of 2023, I think the first units. Yep.

Jane Hunter, CEO, Tritium:

Yeah. Which we expect to sell well into buses and trucks. And I think the other reason for the jump that you’ll see there, Gabe Daoud Jr., Cowen is in 2023, which then stays relatively flat out to 2026 in our forecast is the increasing amount of services and software they’d start to come online. So currently 96% of our revenue is hardware. We only make about 4% of our revenue from services. And we have a very significant increase out to 2026, where we have 17% projection for services and 10% revenue projection for software. So that’s a big change in terms of our margin as well, because the margins are just higher, materially higher in software and services.

Gabe Daoud Jr., Cowen:

Great. Super helpful. And then maybe as a followup to that, could you just talk a little bit about the services and software offering and that side of the business and maybe some of the functionality of the software and benefits to it?

Jane Hunter, CEO, Tritium:

Yeah. So in terms of the services, they typically fall into three categories. Extended warranty, which you might sell both at the time that you sell the charger, but we actually also get requests later from customers coming off warranty for extended warranty and we price that accordingly and usually do a check over of the charger before we take it on. Service level agreements, which are more about response times and resolution times, and then spare parts. So they make up the services aspect of the business. Occasionally we also do special, I guess, customized jobs, which fall into the services category. We did a very large piece of work last year for Audi, which was a key piece of our services revenue last year. And they may involve, I guess, there might be some confidentiality requirements, I guess, around the work we did for Audi, but can we just describe that at a high level?

Jane Hunter, CEO, Tritium:

Not at all. Okay. Yeah. So look, we do get opportunities to work with the OEMs, which are very good contributors to our services revenue. And then software, we have a number of plans for our software. So first of all, we’ll look to monetize our Pulse software, which previously we’ve been giving away with the charger. But the Pulse software allows the customer to view their fleet data, uptime, outages, how many kilowatts they’re drawing down, any trends that might be visible in the graphs around their fleet. Site location, serial numbers, all of the data that’s relevant for them and their fleet. And we see a lot of room to grow and improve that product for our customers. So we’ll intend to continue to improve that and be selling that with the chargers. And then as you come off warranty, there’s another software offering point, which is to keep the charger running much like your laptop. You need to continue with bug fix and upgrades to make sure that the charger actually runs. So there’s a service offering there of software that you need as you come off warranty. And then we have some additional modules which we’re expecting to sell, which are in our model. We’re particularly expecting we’ll sell quite a lot of predictive analytics modules as well as a diagnostic tool. That’s on only some of our customers because that’s usually customers who want to do their own diagnostics and potentially are doing some of their own servicing. Utilization optimization. So we have a module which is all about how is the best way to use your fleet. Do you need more charges here, less chargers there? Should you move a charger to a different site? And then advertising. And we do have call for advertising from some of our big customers. They’re already talking to us or what they’d like to do with the screen on the charger in terms of advertising offerings. So that’s the current software roadmap. They’re all adjuncts to the hardware, all adjacencies and things that you would buy from the hardware manufacturer because you’re buying the hardware.

Gabe Daoud Jr., Cowen:

Great. Great. Just back to the megawatt chargers for a minute. Could you talk about maybe how some of the conversations on the fleet side are progressing? And again, since maybe class seven, class eight trucks are not quite there yet in terms of being electrified, but the vehicles are certainly coming. So they’re trying to get ahead of potential charging needs by asking for more power. And then now they’re also asking you, or just interested in, is just how megawatt charging impacts the grid and any potential solutions there that could mitigate the strain on the grid?

Jane Hunter, CEO, Tritium:

Yeah. David Finn, Tritium, do want to touch on the one megawatt market?

David Finn, Tritium:

Yeah, definitely the interest for that high powered solution is broad. It’s not just long haul trucking when you start thinking about vertical takeoff aircraft and other solutions in that space. And then port side equipment and other specialized vehicles. Even when you start thinking about large-scale transit operator in bus depot charging, that adds up very quickly. And you’re talking about multi megawatt things onto those sites. And they’re all using that same architecture that we’ve developed. It’s the modular, scalable charging hardware architecture units, what we call DPM. So the depo modular solution, which allows us to centralize all our equipment and then have specialized charging connectors for those specialized vehicles on those sites. So that’s something. And then you need a connection of batteries on to that which was your next piece. Your question is a very important piece that’s so much easier to do once you move to this modular, scalable charging hardware platform that we’re talking about. Because we have a DC microgrid that we create in this architecture. So it means batteries can be interconnected without having to replicate the normal inverter you’d have to have for connection to the grid or all the switch you’d normally have to have. So it can bring the balance of system costs down of that battery system, which can be up towards a thousand dollars a kilowatt hour for a grid connect energy storage system. And when you think the other bookend of that is automotive battery packs, which are heading and they have already surpassed in some cases a hundred dollars a kilowatt hour. So coming somewhere in between there is what we’ll be able to provide to our customers in terms of energy storage. And even just coming down around that $500 to $400 mark is going to allow a lot of our customers to do things like [inaudible 00:25:06] energy, to defer grid augmentation at sites to mitigate demand, capacity chargers, and all these things that are really important to their business plans and getting their business plans moving quicker than they otherwise would.

Gabe Daoud Jr., Cowen:

Thanks, David. Is that where there was a recent announcement of the partnership with Electric Era, I believe? Is that where that comes into play?

David Finn, Tritium:

That’s the one I’m working on, Jane Hunter, CEO, Tritium, have you another one?

Jane Hunter, CEO, Tritium:

Yeah. I think Electric Era, it’s a storage. So it’s a JB in terms of storage. But it’s just in its infancy at this stage.

Gabe Daoud Jr., Cowen:

Great. Just one more minute here. So maybe I’ll just ask you, let’s talk about how demand has maybe changed if at all, from the time of Era’s announcement. Key customers, or do you find the trends are accelerating and demand is accelerated? Just any kind of color on a change in demand trends would be helpful.

Jane Hunter, CEO, Tritium:

Yeah, look, no, absolutely. And I think one of the biggest changes we’ve seen since the announcement is really the north American market coming online in a big way. So starting to mature enormously just in terms of the size of the orders that are being discussed with customers and more high power charging than we’ve previously seen in the US. And it’s already had an impact. So I think when we put out the investor pack on the slide which has percentages of revenue, which is slide 19, it 70% Europe, 20% north America, 10% Asia pack. And even in the last six months, that’s become 60% Europe, 30% north America, 10% Asia pack. So I think that’s the biggest trend we’ve seen, Gabe Daoud Jr., Cowen is a really large amount of demand coming online in the US whether it’s driven by President Biden’s announcements, or whether it’s just driven by the market which we saw hit the tipping point and go right over. There’s just a lot of buoyancy. And in a lot of different areas that we haven’t seen before. So fleet really starting to come online for our chargers. We had a recent sale by one of our resellers, Siemens of 202 50 kilowatts. But that customer is talking about the next order being 1,200. So if you think about the fact that at the time that we put this pack together, I think if we jump up to slide six, we had fielded 4,400 DC fast chargers at that date. It would be higher now, significantly higher in last six months. And then think about the fact that there’s one American customer talking about an order of 1,100 50 kilowatts. And we’ve also started to talk to workplaces in the States. So we’ve got a defense customer in the States, and not one of the large global primes, a smaller defense customer is talking about starting with 100 50 kilowatt chargers in their workplace, and then taking that up to 200. So as workplaces come online, we expect that to be another huge segment that we haven’t seen. EV ride share, Revel in New York. So 35 charges at a site in Brooklyn and they’re guide open a number of sites across four or five large cities across the States running fleets of Teslas. So that’s really been the biggest jump that we’ve seen, Gabe Daoud Jr., Cowen. And then alongside that, there’s been a lot of global tenders all occurring at a similar time. So we’ve been participating in bids with people like Shell, BP, a lot of fuel bids all occurring at the same time. So it’s very busy time. There’s a lot of pent up demand. But I think the biggest trend we’ve seen is just north America really coming online.

Gabe Daoud Jr., Cowen:

Great. Great. That’s great to hear. Well, okay, we’ll leave it there. I think we’re out of time. Jane Hunter, CEO, Tritium and David, thank you so much.

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Forward-Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the transaction between Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“DCRN”), Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”), and Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”) and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets”, “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, the waiver or expiration of a Tritium shareholder’s right to acquire Tritium under the shareholder’s deed in relation to Tritium and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, DCRN and NewCo, which will be the going-forward public company, intend to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM,

DCRN, NEWCO AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of DCRN as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.